UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Discussions with Absa to combine Africa operations dated 21 August 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 21, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 21, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

21 August 2012

Barclays PLC

Barclays and Absa in discussions to combine African operations

Shareholders are advised that, in line with their strategy to operate as One Bank in Africa, Barclays and its subsidiary Absa Group Limited ("Absa") are engaged in discussions about combining the majority of the Barclays Africa operations with Absa ("the proposed combination"). This is expected to involve the combination of Barclays interests in Botswana, Ghana, Kenya, Tanzania, Uganda, Zambia and the Indian Ocean with Absa, with Barclays Bank PLC remaining as the majority shareholder of the combined African operations.

The listings of Barclays subsidiaries in Kenya, on the Nairobi Securities Exchange, and in Botswana, on the Botswana Stock Exchange, would be maintained. Only Barclays holdings in these listed subsidiaries would be included in the proposed combination.

The proposed combination would be subject to, among other things, the approval of the Boards of Barclays and Absa (the latter on the recommendation of the independent members of the Absa Board), as well as Absa shareholder approval and regulatory approvals in the relevant jurisdictions.

There can be no certainty that these discussions will lead to a combination. The proposed combination would not be expected to be completed until 2013.

Commenting on the rationale for the proposed combination, Maria Ramos, Chief Executive of Absa Group and Barclays Africa, said: "This proposed combination of the majority of the Barclays Africa businesses with Absa is the next logical step in delivering our "One Africa" strategy, which Barclays PLC announced last year. We have already consolidated the regional offices for Absa Africa and Barclays Africa, as well as introduced a global product strategy for banking across the continent. This proposed combination of the businesses will mirror the managerial and operational structure we have already put in place.

"We are tremendously excited by the opportunities for growth in Africa. We are wholeheartedly committed to our businesses across Africa and this proposed combination will help us to leverage the significant potential of these businesses. It will provide a platform for further growth that we firmly believe will be to the benefit of our colleagues, our customers and clients, our shareholders and the communities in which we operate."

- Ends -

For further information, please contact:

Barclays
Investor Relations                                                            Media Relations
Charlie Rozes                                                                     Giles Croot
+44 (0) 20 7116 5752                                                      +44 (0) 20 7116 6132

Absa
Investor Relations                                                            Media Relations
Alan Hartdegen                                                                Maxwell Pirikisi
+27 (0) 11 350 2598                                                        +27 (0) 11 350 4787

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For more information, please visit the Barclays website: www.barclays.com

About Barclays in Africa
The businesses in scope for the proposed combination employ more than 8,000 people and have a network of more than 400 branches and 750 ATMs serving approximately 2.2 million customers.  As at December 2011, the Barclays Africa businesses in scope for the proposed combination had total assets of approximately GBP6 billion.

About Absa
Absa Group Limited ("Absa Group"), the holding company of Absa Bank, is listed on the JSE Limited and is one of South Africa's largest financial services groups offering a complete range of banking, insurance and wealth management products and services. Absa Group's business is conducted primarily in South Africa. It also has equity holdings in banks in Mozambique and Tanzania, representative offices in Namibia and Nigeria and bancassurance operations in Botswana, Mozambique and Zambia. Absa Group is a subsidiary of Barclays PLC, which currently holds a stake of 55.5%. For more information, please visit the Absa website: www.absa.co.za